

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

June 9, 2008

Dennis Higgs, Chairman, Director
Uranerz Energy Corporation
Suite 1410 – 800 West Pender Street
Vancouver, British Columbia, Canada V6C 2V6

> **Re: Uranerz Energy Corporation**
> **Registration Statement on Form S-3**
> **Filed May 23, 2008**
> **File No. 333-151189**
>
> **Post-effective amendment on Form S-3**
> **Filed June 6, 2008**
> **File No. 333-139537**

Dear Mr. Higgs:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3 filed May 23, 2008

Selling Security Holders, page 11

1. Disclose whether any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. Identify as underwriters the selling security holders who are broker-dealers, unless you can confirm to us that the securities being resold by such selling security holders constitute compensation for investment banking services. Identify as underwriters the selling security holders who are registered broker-dealers unless you can confirm to us that each (1) purchased the securities in the ordinary course of business and (2) at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Plan of Distribution, page 34

2. We note that the selling security holders may engage in short sales of your common stock. Please see Corporation Finance Telephone Interpretation A.65 in that regard.

Signatures, page II-5

3. Please expand the paragraph under the caption to include the following representation: "The registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3." This comment also applies to the post-effective amendment on Form S-3 filed on June 6, 2008.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kristopher Natoli at (202) 551-3650 or, in his absence, Carmen Moncada-Terry at (202) 551-3687 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Kenneth G. Sam, Esq.
        Jason K. Brenkert, Esq.